

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561
Via Mail and Facsimile to (203) 845-5302

December 17, 2009

Harvey Ashman, Esq., General Counsel
IMS Health Incorporated
901 Main Avenue
Norwalk, CT 06851

> **Re:    IMS Health Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2009**
> **File No. 001-14049**

Dear Mr. Ashman:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:    <u>Via Facsimile (212) 291-9519</u>
Krishna Veeraraghavan, Esq.
Sullivan & Cromwell LLP